Wesco Aircraft

27727 Avenue Scott

Valencia, CA 91355

(661) 775-7200

May 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Wesco Aircraft Holdings, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on May 9, 2013.

Respectfully submitted,

Wesco Aircraft Holdings, Inc.

By:	/s/ Gregory A. Hann
Name:	Gregory A. Hann
Title:	Executive Vice President and Chief Financial Officer